Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2016	2015
Income from continuing operations before income taxes	$2,968	$2,785
Adjustment for companies accounted for by the equity method	(19)	7
Less: Capitalized interest	(12)	(41)
Add: Amortization of capitalized interest	14	19
	2,951	2,770
Fixed charges:
Interest and debt expense	185	191
Capitalized interest	12	41
Rental expense representative of interest factor	54	54
	251	286
Total adjusted earnings available for payment of fixed charges	$3,202	$3,056
Number of times fixed charges earned	12.8	10.7